EXHIBIT 3.1

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

CLECO CORPORATION

NOVEMBER 2, 2010

AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
CLECO CORPORATION

STATE OF LOUISIANA

PARISH OF RAPIDES

Pursuant to the authority granted to and vested in the Board of Directors of Cleco Corporation, a Louisiana corporation (the "Corporation"), and in accordance with the provisions of Section 33(A) of the Louisiana Business Corporation Law (the "LBCL") and the Corporation's Amended and Restated Articles of Incorporation, the Board of Directors at a meeting duly held on October 29, 2010 adopted and approved amendments to its Amended and Restated Articles of Incorporation to eliminate provisions in the Amended and Restated Articles of Incorporation relating to the Corporation's (i) Convertible Preferred Stock Series of 1991 and (ii) Series A Participating Preferred Stock, as follows: Sections 9 and 10 of Article 6 of the Corporation's Amended and Restated Articles of Incorporation are deleted in their entirety, and existing Section 11 of Article 6 is renumbered as Section 9. No shares of the Corporation's Convertible Preferred Stock Series of 1991 or Series A Participating Preferred Stock were outstanding on October 29, 2010, the date on which the Board of Directors of the Corporation amended the Corporation's Amended and Restated Articles of Incorporation.

Further, pursuant to the authority granted to and vested in the Board of Directors of the Corporation, and in accordance with the provisions of Section 34 of the LBCL, the Board of Directors at a meeting duly held on October 29, 2010 authorized restating the Amended and Restated Articles of Incorporation of the Corporation dated June 17, 1999, and filed with the Secretary of State on July 1, 1999, as amended by Articles of Amendment to Amended and Restated Articles of Incorporation dated August 11, 2000, and filed with the Secretary of State on August 17, 2000; and Articles of Amendment to Amended and Restated Articles of Incorporation dated May 7, 2001, and filed with the Secretary of State on May 7, 2001.

The Corporation was incorporated on October 30, 1998. This Amendment and Restatement, dated as of November 2, 2010, accurately copies (without substantive change except as made by the amendments contained in this Amendment and Restatement as described herein) the Amended and Restated Articles of Incorporation of the Corporation and all amendments thereto (each amendment having been effected in conformity with law) in effect as of the date of this Amendment and Restatement, all as set forth hereinafter:

ARTICLE 1.

The name of the Corporation is hereby declared to be Cleco Corporation.

ARTICLE 2.

The objects and purposes for which the Corporation is formed is to engage in any lawful activity for which corporations may be formed under the Louisiana Business Corporation Law.

ARTICLE 3.

The duration of the Corporation shall be perpetual.

ARTICLE 4.

The location and post office address of the registered office of the Corporation is hereby fixed, until changed by action of the board of directors as permitted by law, at 2030 Donahue Ferry Road, City of Pineville, State of Louisiana, 71360.

ARTICLE 5.

Until the further action of the board of directors as permitted by law, the resident agents of the Corporation shall be Michael W. Joseph, whose post office address is 2030 Donahue Ferry Road, Pineville, Louisiana, 71360, Michael H. Madison, whose post office address is 2030 Donahue Ferry Road, Pineville, Louisiana 71360, and Mark D. Pearce, whose post office address is 2030 Donahue Ferry Road, Pineville, Louisiana 71360.

ARTICLE 6.

Section 1. The authorized capital stock of the Corporation is hereby fixed at $324,190,000, which shall be divided into and represented by 1,491,900 shares of Preferred Stock of the par value of $100 per share ("$100 Preferred Stock"), 3,000,000 shares of Preferred Stock of the par value of $25 per share ("$25 Preferred Stock") and 100,000,000 shares of Common Stock of the par value of $1 per share ("Common Stock").

Section 2. Without necessity of action by the shareholders, authorized shares of capital stock may be issued by the Corporation, from time to time, for such consideration, either cash and/or property and/or good will, as may be fixed, from time to time, by the board of directors, but shares of capital stock shall not be issued for less than the par value thereof, and any and all such shares so issued, if the full consideration so fixed, whether cash and/or property and/or good will, has been paid and delivered to the Corporation therefor shall be deemed full-paid stock and not liable to any further call or assessment and the holder or holders of such shares and/or stock certificates shall not be liable for any further payment thereon.

Section 3.

(a)   Subject to the provisions of subsection (b) hereof, at all meetings of the shareholders of the Corporation, each holder of shares of Common Stock and $100 Preferred Stock of the Corporation shall be entitled to one vote for each share of such stock standing in his name on the books of the Corporation and each holder of shares of $25 Preferred Stock shall be entitled to one-fourth vote for each share of such stock standing in his name on the books of the Corporation or, if a record date has been set for the purpose of such meeting, then as of such record date; except that in the election of directors of the Corporation, each holder of shares of the Common Stock of the Corporation shall have the right to multiply the number of votes to which he may be entitled as aforesaid by the number of directors to be elected, and he may cast all such votes for one candidate or he may distribute them among any two or more candidates.

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If at any meeting of the shareholders of the Corporation an amendment to the articles of incorporation of the Corporation is proposed which would make any change in the rights of the holders of shares of the Common Stock or in the rights of the holders of shares of the Preferred Stock of any series, then the holders of the shares so affected by the proposed amendment shall be entitled to vote as a class thereon, and the vote of two-thirds of the votes of each class or series so affected by the amendment shall be necessary to the adoption thereof.

(b)   During any period (hereinafter referred to as "Default Period") that any one or more of the hereinafter described conditions shall exist, the holders of the $100 Preferred Stock and the $25 Preferred Stock (collectively, the "Preferred Stock"), voting separately as a class (without regard to series), shall possess full voting powers to the extent provided in this section 3 (to the exclusion of the holders of shares of all other series and classes of capital stock of the Corporation) to elect that number of directors of the Corporation which shall be the smallest number of directors which shall constitute at least a majority of the total number of directors of the Corporation authorized at the time the election concerned is to be held:

(i)   if and whenever dividends payable on the Preferred Stock shall be in arrears in an aggregate amount equal to the aggregate dividends payable on the Preferred Stock in any period of 12 consecutive calendar months,

(ii)   in case at any time the Corporation shall fail to deposit and apply (not later than nine months after the date the deposit concerned shall be prescribed to be made) the maximum sum the Corporation shall then be required (were sufficient funds then legally available therefor) to deposit and apply by the provisions of any sinking fund established for the benefit of any series of Preferred Stock on any date such deposit or application is therein provided to be made, or

(iii)   in case at the end of any calendar or fiscal year the Corporation has failed to offer to purchase, or to purchase upon the acceptance of such offer, that number of shares which it is required to offer to purchase, and to purchase upon the acceptance of such offer during such calendar or fiscal year by the provisions of any purchase fund established for the benefit of any series of Preferred Stock,

and the said voting rights created upon the occurrence of the aforesaid condition concerned shall continue unless and until:

(1)   all accrued and unpaid dividends on the then outstanding Preferred Stock of all series shall have been paid or declared or set apart for payment;

(2)   the Corporation shall have deposited and applied the maximum sums the Corporation shall then or theretofore be required (were sufficient funds at all times legally available therefor) to deposit and apply by the provisions of any sinking fund then existing with respect to each series of Preferred Stock then outstanding; and

(3)   the Corporation shall not be in default with respect to any obligations imposed upon it to offer to purchase or to purchase Preferred Stock by the provisions of any purchase fund established for the benefit of any series of Preferred Stock;

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when the voting power shall revest as then prescribed by these articles of incorporation or by applicable law, subject always, however, to the foregoing provisions of this paragraph for the revesting of such voting power in the holders of the Preferred Stock; provided further that the events whose occurrence (as provided in the foregoing clauses (i), (ii) and (iii) of this paragraph) create conditions entitling the holders of Preferred Stock to vote as hereinbefore provided shall be deemed to create such voting conditions regardless of the cause of the occurrence of the event concerned (including, without limitation, contractual restrictions or restrictions of applicable law).

Immediately upon accrual of any right of the holders of the Preferred Stock to elect directors as hereinabove in this subsection (b) provided, a special meeting of shareholders shall be called in the manner provided by the bylaws of the Corporation if requested by the holder or holders of not less than a number of shares of the Preferred Stock then outstanding conveying 5% of the total votes of the Preferred Stock then outstanding. At such special meeting, or, if no such special meeting shall have been called, then at the next annual meeting of shareholders, the holders of the Preferred Stock, voting as a class, shall elect the number of directors of the Corporation hereinbefore prescribed in this subsection (b), and the holders of any series or class of capital stock of the Corporation at the time ranking junior to the Preferred Stock with respect to the payment of dividends or the distribution of assets (herein sometimes called "Junior Stock"), subject to any conditions relative thereto contained in any provisions with respect to any series or class of capital stock of the Corporation other than the Preferred Stock, shall elect the remaining number of directors. At any such special meeting or at any annual meeting held while the holders of Preferred Stock are entitled to elect directors as hereinabove provided in this subsection (b), the holders of a number of shares of Preferred Stock then outstanding conveying a majority of the total votes of the Preferred Stock then outstanding, present in person or by proxy, shall constitute a quorum for the election of directors, notwithstanding any provision to the contrary contained in the bylaws of the Corporation. The term of office of all persons who are directors of the Corporation at the time of such meeting shall expire upon the election at such meeting by the holders of Preferred Stock of the number of directors which they are entitled to elect; and the persons so elected by the holders of Preferred Stock, together with such persons as may be elected by the holders of Junior Stock, shall constitute the duly elected directors of the Corporation. In the event that the holders of Junior Stock shall fail to elect at such meeting the full number of directors which they are entitled to elect, the resulting vacancies in the board of directors may (subject to the provisions of any applicable law) be filled by a majority of the directors. Nothing herein contained shall be construed to be a bar to the reelection of any director at any such special or annual meeting.

Upon the expiration of the Default Period, the right of the holders of the Preferred Stock to elect directors as hereinabove provided in this subsection (b) shall cease and the voting power with respect to the election of directors shall be restored as otherwise provided in these articles of incorporation or by applicable law. Immediately thereafter a special meeting of shareholders shall be called in the manner provided by the bylaws of the Corporation if requested in writing by the holder or holders of a number of shares of any series or class of capital stock of the Corporation entitled to vote thereat conveying 5% of the total vote entitled to vote thereat. At such special meeting or, if no such special meeting shall have been called, then at the next annual meeting of shareholders, an entire new board of directors shall be elected as otherwise provided by these articles of incorporation or by applicable law, and the term of office of the directors in office at the time of such election shall expire upon the election of their successors at such meeting; provided, however, that nothing herein contained shall be construed to be a bar to the reelection of any director at any meeting.

The directors elected by the holders of the Preferred Stock pursuant to this subsection (b) shall (subject to the provisions of any applicable law) be subject to removal only by the vote of the holders of the Preferred Stock so long as the right of the holders of the Preferred Stock to elect directors as hereinabove provided shall continue. At any special meeting of the holders of the Preferred Stock called for that purpose, the holders of a number of shares of the Preferred Stock then outstanding conveying a majority of the total votes of the Preferred Stock then outstanding, present in person or by proxy, shall constitute a quorum for the removal of any one or more of the directors elected by the holders of the Preferred Stock. Any vacancy in the board of directors occurring by reason of such removal may be filled by vote of the holders of the Preferred Stock at such meeting; and if not so filled such vacancy shall (subject to the provisions of any applicable law) be filled by a majority of the remaining directors, or the remaining director, elected by the holders of the Preferred Stock.

Subject to the right hereinabove granted to the holders of the Preferred Stock to fill vacancies in the board of directors occurring by reason of removal, all vacancies in the board of directors by reason of the resignation, death, disqualification, inability to act or removal of any member thereof elected by the holders of the Preferred Stock may (subject to the provisions of any applicable law) be filled by a majority of the remaining directors, or the remaining director, elected by the holders of the Preferred Stock.

Section 4. The shares of Preferred Stock may be divided into and issued in series, from time to time, as herein provided. All shares of Preferred Stock of all series shall be of equal rank and no class of stock ranking prior to the Preferred Stock, or any obligation or security convertible into stock ranking prior to the Preferred Stock, shall be created unless authorized by the vote of the holders of a number of shares of Preferred Stock conveying two-thirds of the total votes of the Preferred Stock then outstanding voting as a class. All shares of any particular series of the Preferred Stock shall be identical, except as to the date or dates from which dividends thereon shall be cumulative as provided in section 5 hereof. Except as otherwise specifically provided in this article 6, the shares of Preferred Stock of different series may vary as to their terms, which, in the case of each such series, shall be fixed or, if any of such terms and characteristics shall vary from time to time, the method by which such terms and characteristics shall be determined shall be established, at any time prior to the issuance thereof in the manner provided in section 5 hereof.

Each share of the Common Stock shall be equal in all respects to every other share of the Common Stock.

Shares of Preferred Stock, other than the shares of the 4.5% Preferred Stock provided for in section 8 of this article 6, may not be issued unless for 12 consecutive calendar months within the 15 calendar months immediately preceding the month within which such shares are proposed to be issued (i) the net earnings of the Corporation available for the payment of dividends on the Preferred Stock, as determined after provision for depreciation and all taxes and in accordance with sound accounting practice, have been at least two and one-half times the annual dividend requirements on all Preferred Stock to be outstanding immediately after the issuance of such additional shares and (ii) the net earnings of the Corporation available for the payment of interest on the indebtedness of the Corporation for the same 12-month period, as determined after provision for depreciation and all taxes and in accordance with sound accounting practice, have been at least one and one-half times the aggregate of the annual interest requirements of the Corporation's indebtedness to be outstanding immediately after the issuance of such additional shares and the annual dividend requirements on all shares of Preferred Stock to be outstanding after the issuance of such additional shares. For purposes of calculating the dividend requirements for one year applicable to any series of the Preferred Stock proposed to be issued that will have dividends determined according to an adjustable, floating or variable rate, the dividend rate used shall be the higher of (A) the dividend rate applicable to such series of the Preferred Stock on the date of such calculation, or (B) the weighted average dividend rate applicable to all series of the Preferred Stock outstanding during the 12-month period ended on the last day of the calendar month immediately preceding the calendar month that includes the date of such calculation. For purposes of calculating the dividend or interest requirements for one year applicable to any series of the Preferred Stock or indebtedness outstanding at the date of such proposed issue and having dividends or interest determined according to an adjustable, floating or variable rate, the dividend or interest rate used shall be: (A) if such series of the Preferred Stock or indebtedness has been outstanding for at least 13 calendar months, the actual amount of dividends or interest paid on account of such series of the Preferred Stock or indebtedness for the 12-month period ended on the last day of the calendar month immediately preceding the calendar month that includes the date of such calculation, or (B) if such series of the Preferred Stock or indebtedness has been outstanding for less than 13 calendar months, the higher of (1) the dividend or interest rate applicable to such series of the Preferred Stock or indebtedness on the date of such calculation, or (2) the weighted average dividend or interest rate applicable to all series of the Preferred Stock or indebtedness outstanding during the 12-month period ended on the last day of the calendar month immediately preceding the calendar month that includes the date of such calculation.

Section 5.   The holders of shares of each series of the Preferred Stock at the time outstanding shall be entitled to receive, but only when and as declared by the board of directors of the Corporation, out of funds legally available for the payment of dividends, cumulative preferential dividends, at the applicable dividend rate for the particular series established therefor as herein provided, payable quarter-yearly on the first days of March, June, September and December in each year, or at such intervals and on such dates as otherwise are expressly set forth or provided for in the resolution of the board of directors of the Corporation creating such series or, if such intervals and dividend payment dates shall vary from time to time for such series, at such intervals and on such dates derived pursuant to the method by which such intervals and such dates shall be determined, to shareholders of record on the respective dates, not exceeding 45 days preceding such dividend payment dates, established for the purpose by the board of directors. Any dividends declared or paid on the Preferred Stock in an amount less than full cumulative dividends payable at such time upon all shares of the Preferred Stock outstanding shall, if more than one series be outstanding, be divided among the different series in proportion to the aggregate amounts that would be distributable to the Preferred Stock of each series if full cumulative dividends were simultaneously declared and paid thereon at such time without regard to the applicable dividend payment dates. In the case of all shares of each particular series, dividends on shares of such series shall be cumulative from such date as may be fixed by resolution of the board of directors. Any accumulation of dividends on the Preferred Stock shall not bear interest. The holders of shares of the Preferred Stock of any series shall not be entitled to receive any dividends thereon other than the dividends referred to in this paragraph.

Whenever the full dividends on the shares of all series of Preferred Stock at the time outstanding for all past dividend periods and for the current dividend periods shall have been paid or declared and set apart for payment and the Corporation shall have deposited and applied the maximum sum the Corporation shall then be required (were sufficient funds then legally available therefor) to deposit and apply by the provisions of any then existing sinking fund or purchase fund established for the benefit of any series of Preferred Stock, then such dividends (payable in cash, stock or otherwise) as may be determined by the board of directors may be declared and paid on the shares of the Common Stock, but only out of funds legally available for the payment of such dividends. For the purposes of this paragraph, the term "Common Stock" shall be deemed to mean any capital stock of the Corporation ranking junior to the Preferred Stock as to the payment of dividends or the distribution of assets.

The Corporation, by action of its board of directors, may redeem the whole or any part of any series of the Preferred Stock outstanding, at any time or from time to time, at the redemption price of the shares of the particular series fixed therefor as herein provided, together with a sum equal to all accrued and unpaid dividends thereon to the date fixed for redemption. In case of the redemption of a part only of any series of the Preferred Stock at the time outstanding, the Corporation shall select, by lot or pro rata in such manner as the board of directors may determine, the particular shares so to be redeemed. The board of directors of the Corporation shall have full power and authority, subject to the limitations and provisions herein contained, to prescribe the manner in which and the terms and conditions upon which the shares of the Preferred Stock shall be redeemed from time to time. Notice of at least 30 days (or such other period, not less than 10 days, fixed by the board of directors of the Corporation upon the creation of a series of the Preferred Stock) of each such redemption shall be given to the holders of record of shares of Preferred Stock so to be redeemed by mailing a notice of such redemption to them at their respective addresses as the same shall appear on the books of the Corporation; but no defect in such notice or in the mailing thereof shall affect the validity of such redemption proceedings. From and after the date fixed in any such notice as the date of redemption, if the Corporation shall have deposited the redemption price of the shares called for redemption in trust in a special account for that purpose in a bank or trust company doing business in the United States of America, and having capital, surplus and undivided profits aggregating at least $25,000,000, the said shares shall no longer be deemed to be outstanding, shall cease to be entitled to dividends, and all rights of the holders thereof as shareholders of the Corporation by reason of their ownership of such shares (except their right to receive the redemption price from such bank or trust company out of the funds so deposited) shall cease and determine. In case the holder of any shares so called for redemption shall not claim the redemption price for his shares within six years after such deposit in trust by the Corporation, the said bank or trust company shall, upon demand, pay over to the Corporation such amount so deposited and the said bank or trust company shall thereupon be relieved from all responsibility to the holder of such shares.

If and whenever any dividend payable on the Preferred Stock shall be in arrears or in case at any time the Corporation shall have failed to deposit and apply the maximum sum the Corporation shall then be required (were sufficient funds then legally available therefor) to deposit and apply by the provisions of any sinking fund or purchase fund established for the benefit of any series of Preferred Stock on any date such deposit or application is therein provided to be made, the Corporation shall not redeem, purchase or otherwise acquire for value any shares of the Preferred Stock unless all of the shares of the Preferred Stock outstanding are so redeemed, purchased or acquired, unless concurrently with such redemption or purchase such arrearage in the payment of dividends or failure to meet sinking fund or purchase fund requirements shall be cured and satisfied. Except as hereinabove otherwise expressly provided, nothing herein contained shall limit any legal right of the Corporation to purchase or otherwise acquire any shares of the Preferred Stock at not exceeding the price at which the same may be redeemed. All or any shares of the Preferred Stock at any time redeemed, purchased or acquired by the Corporation shall be canceled and restored to the status of authorized but unissued shares of the Preferred Stock, and such shares may thereafter, in the discretion of the board of directors of the Corporation, be reissued or otherwise disposed of at any time, or from time to time, to the extent and in the manner now or hereafter permitted by law.

Before any amount shall be paid to, or any assets distributed among, the holders of shares of the Common Stock upon any liquidation, dissolution or winding up of the Corporation, and after paying or providing for the payment of all creditors of the Corporation, the holders of all shares of each series of the Preferred Stock at the time outstanding shall be entitled to be paid in cash the amount for the shares of the particular series fixed therefor as herein provided, together with all accrued and unpaid dividends thereon to the date such payment is made available in full to the various holders of the particular series concerned (in the manner provided for redemption payments in the third paragraph of this section 5); but no payments on account of such distributive amounts shall be made to the holders of any shares of any series of the Preferred Stock unless there shall likewise be paid at the same time to the holders of shares of each other series of the Preferred Stock at the time outstanding like proportionate distributive amounts, ratably, in proportion to the full distributive amounts to which they are respectively entitled as herein provided. The holders of shares of the Preferred Stock of any series shall not be entitled to receive any amount with respect thereto upon any liquidation, dissolution or winding up of the Corporation other than the amounts referred to in this paragraph. Neither the consolidation or merger of the Corporation with or into any other corporation, nor the sale or transfer by the Corporation of all or any part of its assets, shall be deemed to be a liquidation, dissolution or winding up of the Corporation for the purposes of this paragraph.

In the event of any liquidation, dissolution or winding up of the Corporation, all assets and funds of the Corporation remaining after paying or providing for the payment of all creditors of the Corporation and after paying or providing for the payment to the holders of shares of all series of the Preferred Stock of the full distributive amounts to which they are respectively entitled, as herein provided, shall be divided among and paid to the holders of shares of the Common Stock according to their respective shares.

Subject to the applicable laws of the State of Louisiana and to the provisions of these articles of incorporation, the board of directors of the Corporation may, at any time, or from time to time, within the then total authorized number of shares of the Preferred Stock, amend these articles of incorporation, or take such other action as may be permitted by the applicable laws of the State of Louisiana, to (i) increase the authorized number of shares of any series of the Preferred Stock or of any Preferred Stock which is not a part of a then existing series, (ii) establish or reestablish any unissued shares of the Preferred Stock as shares of the Preferred Stock of any series, or, as to Preferred Stock which is not part of a then existing series, create one or more additional series of the Preferred Stock, (iii) fix the authorized number of shares of any series (which number of shares shall be subject to change from time to time by like action), (iv) establish the designations and the terms of any series of the Preferred Stock (including, if the terms of any series shall vary from time to time, the method by which such terms shall be determined) in the respect to which the shares of any series may vary from the shares of other series of Preferred Stock as provided in section 4 of this article 6, and (v) delete from these articles of incorporation all provisions pertaining to any series of Preferred Stock no shares of which are outstanding and no shares of which are proposed by the board of directors to be reissued and to make such conforming changes to these articles of incorporation as may be necessary or appropriate in connection with any such deletion.

Section 6. No holder of shares of Common Stock or of any series of Preferred Stock shall be entitled as such as a matter of right to subscribe for or purchase any part of any new or additional issue of shares, or securities convertible into shares, of any class, series or kind whatsoever, whether now or hereafter authorized and whether issued for cash, property, services, by way of dividends, or otherwise.

Section 7.

(a)   So long as any shares of Preferred Stock are outstanding, dividends on the Common Stock shall be restricted (i) to not more than 50% of the net income available for dividends on such Common Stock for a period of 12 consecutive calendar months within the 15 calendar months immediately preceding the date on which such payment of dividends is to be made, when the ratio of Common Stock equity to total capitalization, at the end of such 12-month period, is less than 20%; and (ii) to not more than 75% of such net income when such ratio is 20% or more but less than 25%. At any time when such ratio is 25% or more, payment of dividends on the Common Stock shall not be restricted except that the Corporation may not pay (other than as permitted by (i) and (ii) above) any dividends on the Common Stock which would reduce such ratio below 25%. For the foregoing purposes (i) "Common Stock equity" shall mean the aggregate of the par value of, or stated capital represented by, the outstanding Common Stock, including premiums on the Common Stock, and the earned surplus, capital surplus, paid-in surplus and any other surplus of the Corporation, whether or not available for the payment of dividends on the Common Stock; (ii) "total capitalization" shall mean the aggregate of the par value of, or stated capital represented by, the outstanding shares of capital stock of all classes of the Corporation, including premiums thereon, the earned surplus, capital surplus, paid-in surplus and any other surplus of the Corporation, whether or not available for the payment of dividends on the Common Stock, and the principal amount of all outstanding indebtedness of the Corporation maturing more than 12 months after the date of the determination of total capitalization; and (iii) "dividends on Common Stock" shall embrace dividends on Common Stock (other than dividends payable only in shares of Common Stock),

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distributions on, and purchases or other acquisitions for value of, any Common Stock of the Corporation.

For the purposes of this subsection (a), the term "Common Stock" shall be deemed to mean any capital stock of the Corporation ranking junior to the Preferred Stock as to the payment of dividends or the distribution of assets.

(b)   So long as any shares of Preferred Stock are outstanding, without the consent of the holders of a number of shares of Preferred Stock conveying two-thirds of the total votes of the Preferred Stock then outstanding as of a record date fixed by the board of directors (given either by their affirmative vote at a special meeting called for that purpose, or in writing without a meeting, and in addition to any other approvals or consents required by law) the Corporation will not voluntarily liquidate, dissolve or wind up its business or sell, transfer or otherwise dispose of all or substantially all of its assets to, or consolidate with, or merge into, any other person, or permit any other person to merge into the Corporation, unless concurrently with the consummation of such transaction all the outstanding shares of Preferred Stock shall be redeemed in accordance with the applicable provisions of these articles of incorporation.

Section 8. Of the authorized shares of Preferred Stock of the par value of $100 per share of the Corporation, 21,480 shares are hereby established and classified as a series of such Preferred Stock which shall be designated as "4.5% Preferred Stock." The remaining authorized shares of Preferred Stock of the Corporation may be established and classified by the board of directors from time to time in one or more series as provided in sections 4 and 5 of this article 6, and may thereafter be issued as provided in section 2 of this article 6.

The terms of the 4.5% Preferred Stock, in the respects in which the shares of such series may vary from the shares of Preferred Stock of different series, as provided in section 4 of article 6 of the articles of incorporation of the Corporation, shall be as follows:

(a)   the annual dividend rate of the shares of 4.5% Preferred Stock shall be $4.50 per share and the date from which dividends on the shares of such series shall be cumulative shall be the date as of which the said shares shall be issued;

(b)   the redemption price of the shares of such series shall be $101 per share together with all accrued and unpaid dividends thereon to the date fixed for redemption;

(c)   the amount per share for such series payable to the holders thereof upon any voluntary liquidation, dissolution or winding up of the Corporation shall be the redemption price with respect to such shares which shall be applicable thereto at the time when such voluntary liquidation, dissolution or winding up shall occur;

(d)   the amount per share for such series payable to the holders thereof upon any involuntary liquidation, dissolution or winding up of the Corporation shall be the sum of $100 per share together with all accrued and unpaid dividends thereon to the date fixed for the payment.

Section 9.   All shares of capital stock and certificates therefor upon payment of any transfer taxes required shall be transferable on the books of the Corporation, and no transfer shall be binding on or have any effect upon the Corporation unless and until made upon the books of the Corporation.

ARTICLE 7.

Section 1. All of the corporate powers of the Corporation shall be vested in and exercised by, and the business and affairs of the Corporation shall be managed by, a board of directors which shall consist of not less than three or more than 13 directors.

Section 2. The board of directors shall have authority to make and alter bylaws not inconsistent with law or these articles of incorporation, subject to the power of the shareholders to change or repeal the bylaws so made, including the right to make and alter bylaws fixing their number within said limits prescribed in section 1 of this article and fixing or increasing their compensation. The board of directors, without necessity of action by the shareholders except as provided in the second sentence of section 4 of article 6 hereof, shall have authority in connection with the issuance and sale of any stock or securities of the Corporation to grant to the holders thereof the right to convert, upon such terms and conditions as the board of directors may deem expedient, the principal thereof into shares of any class issued or to be issued by the Corporation.   The board of directors shall also have and exercise all other powers, not inconsistent with these articles of incorporation, now or hereafter by law conferred upon or permitted by law to be conferred upon boards of directors of similar corporations and the members of the board of directors shall have and exercise all rights, power and duties (not inconsistent with these articles of incorporation) and shall be entitled to all immunities now or hereafter granted or permitted by law.

Section 3. Except as specially provided and required to the contrary by law, no notice of the holding of any meeting of either shareholders or directors need state the objects or purposes thereof or the nature of the business to be transacted thereat and, except as otherwise specially provided by law or these articles of incorporation, any and all matters and things may be submitted to and acted upon and any business transacted at any meeting.

Section 4. The annual meeting of the shareholders for the election of directors and the transaction of such other business as may be submitted for consideration by the shareholders shall, until otherwise fixed by the bylaws or by the board of directors, be held in Pineville, Louisiana, on the third Friday after the first Monday in April of each year. Notice of the annual meeting of the Corporation, unless waived in writing, shall be given personally to the shareholders entitled to vote thereat by depositing in the United States Post Office at least 15 days before such meeting a notice of the holding thereof, enclosed in a postpaid wrapper addressed to each such shareholder at the last address furnished to the Corporation by said shareholder and, in the event that no address be furnished, then addressed "General Delivery" at the place where such meeting is to be held. Special meetings of the shareholders may be held on giving at least five days' notice of the holding of such meeting to the shareholders entitled to vote thereat, said notice to be given in the same manner as for the holding of the annual meeting. At all meetings of the shareholders the majority of votes cast, in person or by written proxy, shall, except as otherwise provided by law, these articles of incorporation or the bylaws, decide all questions. The failure to hold an annual meeting to elect directors shall not dissolve the

Corporation, but the directors and officers then in office shall remain as such until their successors shall be elected and qualified.

Except as otherwise provided in subsection (b) of section 3 of article 6 hereof, and except as provided in section 4 of article II of the Corporation's bylaws with respect to the rights of holders of Preferred Stock, a special meeting of the shareholders of the Corporation proposed to be called by a shareholder or shareholders of the Corporation may be called at any time in the manner provided by the bylaws of the Corporation upon the written request of the holder or holders of not less than a number of shares entitled to vote thereat conveying fifty-one percent (51%) of the vote entitled to vote thereat.

Section 5. A quorum of the board of directors for the transaction of any and all business, except where specially provided by law to the contrary, shall consist of a majority of the whole board, and except as specially provided by law to the contrary, a majority of votes cast shall control.

Section 6. The board of directors shall not have power or authority to declare vacant the office of a director because of his absence from the State of Louisiana continuously for a period of six months or more without leave granted by the board.

Section 7. A director or officer of the Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director or officer of the Corporation, except that this section shall not eliminate or limit the liability of a director or officer of the Corporation for:

(a)   any breach of the director's or officers' duty of loyalty to the Corporation or its shareholders;

(b)   acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

(c)   liability under Section 92(D) of the Louisiana Business Corporation Law; or

(d)   any transaction from which the director or officer derived an improper personal benefit.

The foregoing shall not eliminate or limit the liability of a director or officer of the Corporation for any act or omission occurring prior to the date when the foregoing becomes effective as a part of the articles of incorporation of the Corporation. If the Louisiana Business Corporation Law is amended after approval by the shareholders of the Corporation of the foregoing paragraph to authorize action further eliminating or limiting the personal liability of directors or officers of the Corporation, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by such law, as so amended. Any repeal or modification of the foregoing paragraph shall not impair any right or protection of a director or officer of the Corporation existing at the time of such repeal or modification.

ARTICLE 8.

The board of directors shall, except as otherwise provided in these articles of incorporation, elect a president, a secretary and a treasurer. The bylaws may provide for a chairman of the board of directors who shall have such powers and authority as may be determined by the board of directors. The board of directors shall also have the power to elect one or more vice presidents and one or more assistant secretaries and one or more assistant treasurers, and such other officers and agents with such titles, powers and authority as it may, from time to time, deem proper and advisable. The board of directors may combine in one person any two offices except president and vice president.

ARTICLE 9.

The Corporation claims and shall have the benefit of the provisions of Section 161 of the Louisiana Business Corporation Law.

ARTICLE 10.

If, at any time, the Corporation should own wasting assets intended for sale in the ordinary course of business, or shall own property having a limited life, it may pay cash dividends from the net profits arising from such assets without deduction for depreciation or depletion of assets thereby sustained. The Corporation may also pay cash dividends out of paid-in surplus.

ARTICLE 11.

From time to time or at any time or times, if and when authorized by resolution adopted by the board of directors of the Corporation by the affirmative vote of at least two-thirds of the entire membership of the board of directors cast in person or by written proxy at any meeting thereof and for such consideration and on such terms and conditions as may be fixed by said board, in its discretion, in said resolution, the Corporation may, from time to time, sell, lease, exchange or otherwise dispose of all or any part or parts of the assets of the Corporation, including its good will, franchise and/or other rights. Such sale or sales, lease or leases, exchange or exchanges or other dispositions need not be either previously authorized or subsequently approved by the shareholders. Provided, however, that in the event such sale or sales, lease or leases, exchange or exchanges or other dispositions of all or any part or parts of the assets of the Corporation, including its good will, franchise and/or other rights, be proposed to be made either in whole or in part in exchange for or in consideration of shares and/or securities of another corporation, domestic or foreign, exclusive of vendor's lien notes or bonds secured by the property involved, then such sale, lease, exchange and/or other disposition must be previously authorized not only by the affirmative vote of at least two-thirds of the entire membership of the board of directors, as above set forth, but also by the affirmative vote of the holders of a majority of the capital stock of the Corporation then outstanding, said vote by said shareholders to be cast at a meeting of the shareholders to be called in the manner and with the delay as set forth hereinabove for the calling of the annual meeting of the shareholders. Anything in these articles of incorporation to the contrary notwithstanding, the notice to be given to the shareholders of the holding of said meeting shall contain a brief statement of the purpose for which the meeting is called and at said meeting said shareholders, by said vote, shall have the right and power not only to approve the terms and conditions of and consideration for said proposed sale, lease, exchange or other disposition, or disapprove same, but also either to fix the consideration for and the terms and conditions of the same or to delegate such power to the board of directors with full power in said board of directors to act thereafter without the calling of a subsequent meeting of the shareholders.

ARTICLE 12.

Except as specially provided to the contrary by law or by these articles of incorporation, and except as these articles of incorporation provide for their amendment by the board of directors of the Corporation, these articles of incorporation may be amended, including increasing and/or decreasing the capital stock of the Corporation, by an affirmative vote of the holders of a majority of the capital stock of the Corporation then outstanding, said vote by said shareholders to be cast at a meeting of the shareholders to be called in the manner and with the delay as set forth hereinabove for the calling of the annual meeting of shareholders. Anything in these articles of incorporation to the contrary notwithstanding, the notice to be given to the shareholders of the holding of said meeting shall contain a brief statement of the purpose for which the meeting is called.

EXECUTED this 2nd day of November, 2010, by the undersigned duly authorized officers of the Corporation in the presence of the undersigned competent witnesses.

WITNESSES: CLECO CORPORATION

/s/ Linda V. Smith   /s/ Wade A. Hoefling
Name: Linda V. Smith   Name: Wade A. Hoefling
                                                       Title: Executive Vice-President

/s/ Sallee I. Roberts
Name: Sallee I. Roberts

/s/ Linda V. Smith   /s/ Jeffrey W. Hall
Name: Linda V. Smith   Name: Jeffrey W. Hall
                                                       Title: Executive Vice-President

/s/ Sallee I. Roberts
Name: Sallee I. Roberts

STATE OF LOUISIANA

PARISH OF RAPIDES

On this 2nd day of November, 2010, before me, the undersigned Notary Public, duly commissioned and qualified in and for the State and Parish aforesaid, and in the presence of the undersigned competent witnesses, personally came and appeared <u>Wade A. Hoefling</u>, who after being duly sworn by me, did declare that he is the duly elected <u>Executive Vice-President</u> of Cleco Corporation, and that he has executed and does hereby acknowledge the foregoing Amended and Restated Articles of Incorporation of Cleco Corporation, in accordance with the Louisiana Business Corporation Law.

WITNESSES:

/s/ Judy P. Miller

Name: Judy P. Miller

/s/ Jill M. Kelone

Notary Public

Name: _____Jill M. Kelone_____

My commission expires: at death

Bar permit # ___28372___

/s/ Linda V. Smith

Name: Linda V. Smith